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                                                                      EXHIBIT 13

                    IMPERIAL CREDIT MORTGAGE HOLDINGS, INC.

                              1995 ANNUAL REPORT


                          IMH has been integral in the

                          mortgage financing industry

                          since its inception. By correctly

                          matching investors with mortgage

                          products, IMH creates financing


                                       [ART]


                          opportunities allowing all

                          Americans to realize the "American

                          Dream" of home ownership while

                          providing a valuable investment

                          opportunity for others.




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Imperial Credit Mortgage Holdings, Inc.

[The management's inherent ability to react to ever changing market conditions makes Imperial Credit Mortgage Holdings stand apart from the competition.

Kathy Murray,
Vice President,
Operations,
ICIFC]

Fellow Stockholders:

[ART]

On behalf of the management team of Imperial Credit Mortgage Holdings, Inc. (the "Company," AMEX-"IMH"), we would like to welcome you as a stockholder.

     On November 20, 1995 the Company was formed as a Real Estate Investment Trust ("REIT") with three goals in mind: (1) to create quality, higher yielding non-conforming mortgage loans through our conduit operation, ICI Funding Corporation ("ICIFC"); (2) to retain a certain amount of these mortgage loans which meet our investment criteria for the long-term investment portfolio; and
(3) to securitize and sell the remaining mortgage loans in the secondary market. The objective of this strategy is to increase stockholder value through consistent earnings and quarterly dividends. To realize these goals, the Company operates three compatible businesses: the newly-formed REIT together with two ongoing operations contributed by Imperial Credit Industries, Inc. (NASDAQ - "ICII"), a leading diversified specialty finance company and sponsor of the Company's initial public offering. The two businesses contributed by ICII are ICIFC and Imperial Warehouse Lending Group, Inc. ("IWLG").

     ICIFC specializes in acquiring higher-yielding, quality non-conforming mortgage loans which do not correspond to the Federal National Mortgage Association's ("Fannie Mae") and Federal Home Loan Mortgage Corporation's ("Freddie Mac") investment guidelines. We believe higher-yielding, quality loans characteristically provide our Company with a higher net yield in a historically low interest rate environment. Securitization of these loans by the investment banking community has also increased dramatically as well, thus providing more liquidity in the market for these loans. The decline of interest rates in general make non-conforming loans more affordable to borrowers, and the end of the "refi boom" of 1992 and 1993 have caused mortgage bankers to seek alternative financing for customers. These issues, coupled with the minimal income growth in the United


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States over the past 15 years, have paved the way for our Company to secure itself as a low-cost provider, purchaser and investor of innovative mortgage loans designed to meet the needs of our borrowers.
     The philosophy of the Company is to provide our customers with a marketing strategy that offers efficient response time in the purchase process, direct and frequent contact through a capable, experienced sales force and flexible mortgage loan programs with competitive pricing. Additionally, ICIFC provides its customers, through IWLG, short-term lines of credit ("warehouse lines") to assist customers in the funding of their mortgages.
     During the period November 20, 1995 through December 31, 1995 and for the quarter ended March 31, 1996, ICIFC acquired $540.6 million and $280.5 million, respectively, in mortgage loans. The mortgage loans were acquired through bulk purchases and ICIFC's internal acquisitions together with acquisitions from ICII and its subsidiary, Southern Pacific Thrift and Loan Association. Through this unique relationship with ICII and its subsidiaries, the Company is able to take advantage of synergistic opportunities not commonly available with other mortgage REITs. In addition, ICII provides the Company with the ability to predict operating costs by outsourcing many services, such as management information systems, human resources and facilities management.
     Our management team has established a culture that empowers employees to create, design, implement and manage their business as if it were their own. The result of this culture is the core of our mission statement, "Attain profitability and growth through consistently exceeding our customers' expectations."
     For the period November 20, 1995 through December 31, 1995, the Company reported net income and earnings per share of $315,443 or $0.07. On January 25, 1996, the Company paid a dividend of $0.08 per share to our stockholders which is well above analyst expectations. On April 16, 1996, the Company reported its first full

[I believe this company has great potential for temperate growth. Unlike the competition, it can shrink and grow with changes in mortgage levels with minimal impact to the Company's organizational structure.

Jim Dickinson
Vice President,
Seller Administration,
ICIFC]

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Imperial Credit Mortgage Holdings, Inc.

[PHOTO] H. Wayne Snavely

[PHOTO] Joseph R. Tomkinson

[PHOTO] William Ashmore

quarter results for the period ended March 31, 1996. Net income and earnings per share were $1,693,639 and $0.39, respectively. The Company declared a dividend to its stockholders of $0.39 which was paid on April 30, 1996. The annualized yield for the period of November 20, 1995 through December 31, 1995 and for the first quarter 1996 was 5% and 12%, respectively. Return on the average stockholder's equity for the quarter ended March 31, 1996 was 15%. Net interest income and net interest margins were $4.0 million and 2.6% for the quarter ended March 31, 1996.
     Consistent with the Company's foresight and business strategy, the Company completed its first securitization of $175 million of fixed rate, non-conforming mortgage loans during the first quarter of 1996. The Company also committed to securitize an additional $300 million of non-conforming mortgage loans to be structured as a Collateralized Mortgage Obligation ("CMO"). The financial impact of the CMO will be to more easily predict the prospective income of the Company.
     In the future, the Company will continue capitalizing on its relationship with ICII and its subsidiaries. ICII offers the Company numerous opportunities on a first-look basis to buy a variety of loan products which the Company may, in turn, hold for investment or sell to the secondary market. Finally, the Company plans to expand its mortgage warehouse lending relationships to small and to medium-sized mortgage banks.
     We express our sincere gratitude for investing in IMH. Our ultimate goal is to consistently make IMH a highly profitable Company, well deserving of a valued place in your investment portfolio.

Cordially,

/s/ H. Wayne Snavely                             /s/ Joseph R. Tomkinson

H. Wayne Snavely                                 Joseph R. Tomkinson
Chairman                                         Vice Chairman and
                                                 Chief Executive Officer

/s/ William Ashmore

William Ashmore
President

May 15, 1996

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